

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4720

September 8, 2015

Via E-mail
James N. Phillips
Chief Executive Officer
Midatech Pharma PLC
65 Innovation Drive
Milton Park
Abingdon, Oxfordshire OX14 4RQ, United Kingdom

     Re: Midatech Pharma PLC
             Registration Statement on Form F-4
             Filed August 11, 2015
             File No. 333-206305

Dear Mr. Phillips:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Industry and Market Data

1. We note your statement, "Midatech believes that these sources and estimates are reliable, but it has not independently verified the information and statistics obtained from them." It is not appropriate to infer that you are not liable for statements included in your registration statement. Please revise your disclosure to delete the statement referenced above.

Summary
Implications of Being an Emerging Growth Company, page 11

2. Please expand your disclosure to discuss your status as a foreign private issuer and the exemptions available to you as a foreign private issuer. In this regard, please identify those exemptions which overlap with the ones available to you as an emerging growth company and to what extent you will continue to enjoy any exemptions as a result of your status as a foreign private issuer once you no longer qualify as an emerging growth company.

Treatment of Stock Options and Warrants; Oncogenerix Milestone Consideration…, page 15

3. Please revise your disclosure to describe the "certain milestone payments" referenced in the third paragraph of this section.

Risk Factors
Risks Related to DARA's Business and Industry, page 78

4. Under the appropriate risk factor in this section or in a new appropriately titled risk factor, please expand your disclosure to describe whether DARA or the respective licensors of its commercialized products have the responsibility of protecting the intellectual property rights of such products. In doing so, please also disclose that the failure to protect such rights by DARA or the licensors would have a material adverse effect on DARA's business.

The Merger
Background of the Merger, page 96

5. In the last paragraph on page 96, you state that DARA's senior management and Aquilo Partners had several discussions about the types of parties that could be interested in a transaction and determined that financial buyers would be unlikely to pay transaction values that would be of interest to DARA. Please expand your disclosure to define the term "financial buyer" and describe how DARA's senior management and Aquilo Partners reached its conclusion as to these entities willingness to engage in a transaction with DARA.

6. Please expand your disclosure regarding the discussions with Company A and Company B to describe the products to which Company A wanted to acquire rights and the financial terms it was offering, and to describe the co-promotion agreement in which Company B was interested in entering. Also, please describe why the DARA's Board of Directors determined that these alternatives would not present a significant benefit to Dara's stockholders.

7. Please revise your disclosure to identify the outside legal and financial advisors for DARA and Midatech.

8. Please expand your disclosure regarding the initial proposal that Midatech presented to DARA on March 19, 2015 to describe how Midatech determined the structure and value of its initial offer.

9. Please expand your disclosure to describe the terms of the revised proposal Midatech submitted to DARA on March 27, 2015 and how Midatech determined the structure and value of its revised proposal.

10. We note that during the April 1, 2015 telephonic conference call, Aquilo Partners presented, among other items, DARA's prospects operating on a standalone basis which included a case study and DARA's financing requirements. Please expand your disclosure to describe the case study and DARA's financing requirements.

11. Please expand your disclosure to describe how Midatech determined the structure and value of its revised proposal submitted on April 14, 2015. Please also provide this information, as applicable, to the revised proposal submitted on April 19, 2015

12. Please describe the "other changes" requested by DARA which the revised proposal on April 19, 2015 included.

13. Please revise your disclosure to identify and describe the specific terms of the transaction being negotiated and how the specific terms at issue were modified over the course of negotiations between the parties from May 1, 2015 through announcement of the transaction on June 4, 2015, including, in particular, on the following dates:

*   May 19, 2015;
*   May 26, 2015;
*   May 27, 2015;
*   May 31, 2015; and
*   June 1, 2015.

Opinion of DARA's Financial Advisor, page 103

14. Please revise your disclosure to describe any material relationship that existed during the past two years or is mutually understood to be contemplated and any compensation received or to be received as a result of the relationship between Aquilo Partners or its affiliates and DARA or its affiliates.

15. Please indicate whether DARA or Aquilo Partners recommended the consideration to be received by DARA shareholders.

16. Please disclose any instructions given to Aquilo Partners in connection with its fairness opinion and any limitations imposed on the scope of its investigations or tell us supplementally that no such instructions were given and no such limitations were imposed. Please refer to Item 1015(b)(6) of Regulation M-A.

Midatech Comparable Public Company Analysis, page 105

17. Please expand your disclosure to describe the criteria used to determine that the 19 public companies were comparable to Midatech for purposes of the analysis. Also, please disclose whether any companies meeting the selection criteria were excluded from the analysis and if so, the reasons for making such exclusions. Please provide the same information regarding the "DARA Comparable Public Company Analysis" on page 106.

Midatech Analyst Financial Projections, page 105

18. Please describe the financial projections and conclusions made by the analysts in the publicly available Midatech analyst reports upon which Aquilo Partners relied.

DARA Discounted Cash Flow Analysis, page 105

19. Please expand your disclosure to identify the assumptions relating to revenue, operating costs, taxes, working capital, capital expenditures and depreciation which Aquilo Partners relied upon to conduct DARA's discounted cash flow analysis. Please also explain the basis for determining that these assumptions are reasonable.

Premiums Analysis, page 107

20. We note that Aquilo Partners conducted a premiums analysis for 1-day, 1-week and 1-month premiums for selected precedent merger/acquisition transactions broken down by Specialty Pharmaceutical Transactions, Biopharmaceutical Transactions and Micro-Cap Transactions. Please revise your disclosure to describe with greater specificity Aquilo Partners' criteria for determining that the cited transactions were appropriate for comparative analysis. Also, please disclose whether any transactions meeting the selection criteria were excluded from the analysis and if so, the reasons for making such exclusions.

21. Please revise the list of transactions in this section to provide the acquisition dates for the transactions cited.

Taxation
Material Federal Income Tax Consequences
Classification of the Merger, page 128

22. We note your disclosure in the first paragraph on page 129 which states, "Additionally, with respect to cross-border reorganizations, Section 367(a) of the Code and the applicable Treasury regulations promulgated thereunder generally require U.S. shareholders to recognize gain, but not loss, if stock of a U.S. corporation is exchanged for stock of a non-U.S. corporation unless certain requirements are met. An exception promulgated in the Treasury regulations provides that Section 367(a) will not apply to certain reorganizations (including those like the mergers) if certain conditions are satisfied." Please expand your disclosure to describe the exception and the "certain conditions" which are expected to be satisfied.

23. We note that consummation of the merger is contingent upon the satisfaction or waiver of a condition requiring that both DARA and Midatech obtain separate tax opinions that the transaction should qualify as a reorganization within the meaning of Section 368(a). We also note your intent to file consents for the inclusion of these tax opinions in the registration statements under Exhibits 8.1 and 8.2. Please confirm that prior to effectiveness of the registration statement you will revise the prospectus to either include a summary of the long-form tax opinions of counsel filed as exhibits or short-form opinions confirming that the disclosure in the prospectus serves as the tax opinion of counsel. Please also note that the any such tax opinion must clearly identify each material tax consequence, set forth counsel's opinion and provide the basis for such opinion. We may have further comments upon review of this disclosure.

Description of Midatech's Business
Product Candidates
GNP Drug Conjugates: Diabetes
Development Activities, page 197

24. Please expand your disclosure to describe the ongoing Phase IIa clinical trial of MidaForm-Insulin-PharmFilm in humans with type1 diabetes, including the number of volunteers in the trial, the primary and secondary endpoints, the dosages being administered, and where the trial is being conducted.

Commercial Agreements, Strategic Partnerships and Collaborations
Agreements, Partnerships and Collaboration with Midatech (or its Successor Entity)
Collaboration and License Agreement with Monosol, page 203

25. Please revise your disclosure regarding the collaboration and license agreement with Monosol to describe the parties' rights and obligations under the agreement and the material payment provisions of the agreement, including any up-front payments,

aggregate amounts paid or received to date under the agreement, aggregate future potential milestone payments to be paid or received and royalty rates.

Intellectual Property, page 205

26. We note your disclosure regarding your issued patents and pending patent applications in your 31 patent families in the three bullet points in this section. Please revise your disclosure to provide the following information for your material patents and patent applications:

   - Whether the patents or patent applications are owned or licensed from third parties (please identify the relevant party if they are licensed);
   - The type of patent protection such as composition of matter, use or process for your patents and patent applications;
   - Patent expiration dates separate from expected expiration dates for pending patent applications; and
   - Identification of applicable jurisdictions where patents are issued or where patent applications are pending.

   In this regard, we note that you currently provide some of this information but do so by combining expiration dates for issued patents and pending patent applications and refer to some jurisdictions generically as "key markets."

Information regarding DARA
Competition, page 226

27. Please expand your disclosure in this section to identify the companies and products with which your commercialized products compete.

Information Regarding DARA
Cancer supporting therapeutics, page 225

28. Please revise your disclosure regarding the DARA and Alamo agreement to describe the material terms of the agreement, including the duration of the agreement, termination provisions and any payment provisions. In regard to payment provisions, please describe DARA's profit share if a specified revenue milestone is achieved and quantify the milestone. In addition, if the agreement is expected to be material to the combined company and therefore important to a shareholder's ability to make an informed assessment as to the merits of the proposed merger, please file the agreement as an exhibit to your Form F-4.

Licenses, page 227

29. Please revise your disclosure regarding your agreements with Rosemont and Helsinn covering your commercialization of Soltamox and Gelcair, respectively, to quantify any up-front payments, aggregate future milestones payable and royalty rates and to describe the termination provisions of the agreements. In addition, if these agreements are expected to be material to the combined company and therefore important to a shareholder's ability to make an informed assessment as to the merits of the proposed merger, please file the agreements as exhibits to your Form F-4.

Other Comments

30. Please supplementally provide us with copies of any "board books" or similar materials that were material to the boards' respective decisions to approve the merger agreement and the transactions contemplated thereby. We may have further comment after we review these materials.

31. We note that there are a number of additional exhibits that still need to be filed including the legal opinion. Please provide these exhibits as promptly as possible. Please note that we may have additional comments on these exhibits once they are filed.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement, please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Sasha Parikh at (202) 551-3627 or Lisa Vanjoske at (202) 551-3614 if you have questions regarding comments on the financial statements and related matters. Please contact Johnny Gharib at (202) 551-3170, Bryan Pitko at (202) 551-3203 or me at (202) 551-3675 with any other questions.

Sincerely,

/s/ *Bryan J. Pitko* <u>for</u>

Suzanne Hayes
Assistant Director

cc: <u>Via E-mail</u>
        Samuel P. Williams, Esq.
        Brown Rudnick LLP